Exhibit 1

MTS Releases New version of eXsight for Unified Communications and Collaboration Management Solution.

Simplify your UC&C management experience

Ra’anana, Israel / River Edge, NJ, USA – May 3, 2017 MTS – Mer Telemanagement Solutions Ltd. (NASDAQ Capital Market: MTSL), a global provider of telecommunications expense management (TEM), enterprise mobility management (EMM) solutions, and video advertising solutions for online and mobile platforms, today announced the release of a new version of the innovative eXsight Unified Communications and Collaboration (UC&C) Management Solution. The newest release has a new appearance and provides UC&C users with expanded reporting capabilities, provisioning & control capabilities, and enhanced Business Intelligence (BI) to identify trends. eXsight is available as either a licensed or Cloud solution.

“UC&C managers are always looking to enhance user experiences, increase efficiencies and save on costs. I am thrilled to launch our newest version of eXsight which now offers managers the ability to do all of that with a simpler user experience and more flexibility.” said Roei Soudai, MTS’s Vice President of Product Management. "Our clients can gain information instantly through a single sign on screen and manage their UC&C needs including, instant messaging, employee presence, application sharing, and file transfer.”

eXsight simplifies the UC&C user management experience by providing an expanded view into business metrics and offers connectivity to Human Resources, Finance and IT systems. Connectivity metrics include employee productivity, application adoption, help desk insights, and more. The new modern look and feel of eXsight is tailored to enterprise level needs and performs faster to deliver information to UC&C users.

The new ad-hoc reporting engine allows users to customize reports and automatically share them across the enterprise. With the eXsight (BI) Tool, metrics and insights are provided to enable users to identify UC&C trends throughout the enterprise. eXsight has been further expanded to be compatible with multiple browsers for the desktop and mobile environments so users can access remotely.

“eXsight is a robust management solution providing an enhanced user experience and business tools for UC&C users. It can provide a complete understanding of their enterprise’s UC&C investment and an understanding of usage and management needs.” concluded Mr. Soudai.

eXsight is part of MTS’s TEM Suite and maximizes the UC&C user experience and efficiency. For more information contact MTS at +1 (201) 421-2260 or www.mitsint.com.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a provider of video advertising solutions for online and mobile platforms through Vexigo as well as a provider of innovative products and services for telecom expense management (TEM), enterprise mobility management (EMM), billing mobile money services and solutions and an IOT/M2M enablement platform used by mobile service providers. Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in Israel, the United States and Hong Kong and through distribution channels.

Vexigo (http://www.vexigo.com) is a global provider of online video advertising software and services delivering compelling results through a propriety in-house technology and an easy-to-use and very effective publishing platform specifically designed for content publishers.
For more information, please visit the MTS web site: http://www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Company Contacts:

Michelle Reynoso

Marketing Coordinator

(800) 745-8725

Michelle.Reynoso@mtsint.com